SEC Mail Processing Section

FEB 2 8 2008

Washington, DC 103

08028110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strongtower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Avenue, Suite 101
(No. and Street)

Fresno	CA	93720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Reid (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Grider & Company
(Name – *if individual, state last, first, middle name*)

325 E. Sierra	Fresno	CA	93710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strongtower Financial, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE SANFILIPPO
COMM. #1782882
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Dec. 29, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2007

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

A Partnership Including Accountancy Corporations

Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation
Pamela J. Gallemore, C.P.A., A.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Karl L. Noyes, C.P.A.
Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.
Michael J. Bowers, C.P.A. Accountancy Corporation

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Julie B. Fillmore, C.P.A.
Cory J. Bell, C.P.A.
Carrie M. Wiebe, C.P.A.
Nora E. Buhr, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Retired
Kenneth L. Aldag, C.P.A. Principal

Board of Directors
Strongtower Financial, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of Strongtower Financial, Inc., as of December 31, 2007, and the related statements of income (loss), changes in equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strongtower Financial, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in this report on pages 16 through 19 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Grider & Company

February 26, 2008

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

STRONGTOWER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents		$ 2,698,454
Certificates of deposit		2,350,000
Mortgage bond inventory		99,000
Receivables related to broker transactions (Note 3)		200,810
Other receivables		142,215
Refundable income taxes		327,733
Prepaid income taxes		524,174
Prepaid expenses		355,528
Investment in securities (Note 4)		28,250
Other investments		7,156
Property and equipment, at cost, less accumulated depreciation of $649,177		2,066,365
Demand note (Note 5)		1,789
Intangible asset, less accumulated amortization of $2,310		20,787
Deposits - P.A.I.B.		100,000
TOTAL ASSETS		**8,922,261**
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts payable		548,495
Accrued commissions (Note 3)		2,311,954
Accrued expenses		164,272
Long-term notes payable (Note 6)		1,928,536
Obligation under capital lease (Note 7)		12,957
Deferred tax liability, federal		88,000
Deferred tax liability, California		9,800
TOTAL LIABILITIES		5,064,014
COMMITMENTS AND CONTINGENCIES (Note 10)		0
EQUITY		
Equity	$ 368,000	
Accumulated other comprehensive income	12,520	
Retained earnings	3,477,727	
TOTAL EQUITY		3,858,247
TOTAL LIABILITIES AND EQUITY		**$ 8,922,261**

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2007

REVENUE		
Broker fees and commissions		$ 5,358,960
Underwriter fees		3,773,759
Interest		290,448
Insurance commissions		77,506
Capital stewardship fees		501,650
Other		160,519
TOTAL REVENUE		10,162,842
EXPENSES		
Advertising	$ 114,266	
Amortization	1,540	
Assessment fee	64,970	
Bad debt expense	48,000	
Commissions	608,702	
Consulting	312,813	
Contributions	19,712	
Data processing	221,196	
Depreciation	133,110	
Dues and subscriptions	33,812	
Filing fees	12,451	
Human resource	157,217	
Insurance	96,400	
Interest	167,982	
Lease expense	216,801	
Legal and accounting	331,814	
Marketing	493,564	
Miscellaneous	44,279	
Office	193,854	
Printing	719	
Program expense	33,971	
Payroll expenses	5,101,573	
Payroll taxes and benefits	1,103,547	
Postage and shipping	92,295	
Property maintenance	68,173	
Securitization fees	587,539	
Storage	6,508	
Telephone	79,458	
Training and education	114,464	
Travel	290,478	
Utilities	36,297	
TOTAL EXPENSES		10,787,505
LOSS BEFORE PROVISION FOR INCOME TAXES		(624,663)
PROVISION FOR INCOME TAXES (TAX BENEFIT) (Note 9)		(154,732)
NET LOSS		(469,931)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		
Unrealized loss on investment		(2,080)
COMPREHENSIVE INCOME (LOSS)		$ (472,011)

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2007

	EQUITY	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS
BALANCE, January 1, 2007	$ 368,000	$ 14,600	$ 4,771,604
Net loss	-	-	(469,931)
Dividends paid	-	-	(823,946)
Unrealized loss on investment	-	(2,080)	-
BALANCE, December 31, 2007	$ 368,000	$ 12,520	$ 3,477,727

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (469,931)
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation		133,110
Amortization		1,540
Deferred tax benefit on other comprehensive income		1,200
Changes in:		
Mortgage bond inventory		523,000
Receivables related to broker transactions		59,546
Other receivables		65,882
Refundable income taxes		(327,733)
Prepaid income taxes		(138,879)
Prepaid expenses		(188,163)
Accounts payable		103,143
Accrued commissions		(207,614)
Accrued expenses		(142,292)
Deferred tax liability, federal		168,000
Deferred tax liability, California		800
NET CASH USED BY OPERATING ACTIVITIES		(418,391)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in certificates of deposit	$ (500,000)	
Proceeds from sale of securities	98,189	
Purchase of securities	(2,010)	
Acquisition of property and equipment	(191,538)	
Proceeds from sale of equipment	1,496	
Decrease in demand notes	108,360	
NET CASH USED BY INVESTING ACTIVITIES		(485,503)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	109,180	
Payments on long-term debt	(47,997)	
Payments on capital lease obligation	(4,319)	
Dividends paid	(823,946)	
NET CASH USED BY FINANCING ACTIVITIES		(767,082)
NET DECREASE IN CASH		(1,670,976)
CASH AND CASH EQUIVALENTS, beginning of year		4,369,430
CASH AND CASH EQUIVALENTS, end of year		$ 2,698,454
CASH FLOW INFORMATION		
Interest paid		$ 167,982
Income taxes paid		$ 141,882
Non-cash investing and financing activities		
Unrealized loss on investment		$ (3,280)
Capital lease obligation incurred for purchase of equipment		$ 17,276
Refinance of long-term debt		$ 637,792

See Accompanying Notes to Financial Statements

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Strongtower Financial, Inc., was incorporated under the laws of the State of California in October 1993. Strongtower Financial, Inc. is a FINRA-regulated securities firm specializing in church and nonprofit financing as well as values-based financial services for clients across the country.

The following are the significant accounting policies of the company:

Method of accounting - The financial statements are prepared using the accrual basis of accounting. Broker fees and commissions income and related expenses are recorded on a settlement date basis as securities transactions occur. Underwriter fees are recognized upon release of escrow fees.

Certificates of deposit - Certificates of deposit totaled $2,350,000 at December 31, 2007. The certificates bear interest ranging from 4.80% to 5.25% and have maturities of less than six months with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Mortgage bond inventory - Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value.

Investment in securities - The company's investment in securities is classified as "available for sale" securities and is carried on the financial statements at fair market value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported as a separate component of equity as "Other Comprehensive Income".

Other investments - Other investments consist of funds on deposit with the Louisiana Baptist Foundation. The investment is stated at cost, which approximates market value.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided by the straight-line and accelerated methods for financial reporting and income tax purposes, at rates designed to distribute the costs of property and equipment over their estimated useful lives.

Retirements of depreciable property are charged to the allowance for depreciation to the extent of its related accumulated depreciation. The cost is removed from the asset account, and any profit or loss on disposition is credited or charged to income.

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Intangible asset - Intangible asset consists of legal fees incurred for the company name change. The intangible asset is being amortized on a straight-line basis over 15 years. Amortization expense charged to operations in 2007 was $1,540.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all cash balances to be cash equivalents.

Advertising costs - Advertising costs are expensed as incurred and totaled $114,266 in 2007.

Comprehensive income (loss) - Comprehensive income (loss) consists of net loss plus unrealized gain (loss) on investment, which is referred to as other comprehensive income (loss). Other comprehensive income (loss) is presented in the statement of income (loss), and an analysis of changes in accumulated other comprehensive income is presented in the statement of changes in equity.

NOTE 2: **RELATED PARTY TRANSACTIONS**

Strongtower Financial, Inc., is a wholly owned subsidiary of the California Baptist Foundation. The board of directors of Strongtower Financial, Inc., is comprised of board members who serve on the California Baptist Foundation board and at-large members.

NOTE 2: **RELATED PARTY TRANSACTIONS** (continued)

For the year ended December 31, 2007, related party transactions consist of the following:

Accounts receivable from California Baptist Foundation	$ 37,755
Accounts payable to California Baptist Foundation	5,479
Note payable to California Baptist Foundation (Note 6)	60,042
Dividends paid to California Baptist Foundation	823,946
Lease of office space in Riverside, California to California Baptist Foundation. Rent income received for the year ended December 31, 2007	4,900
Church Loan Fund management fee income from California Baptist Foundation	107,492
Church Loan Fund expense reimbursement from California Baptist Foundation	410,254
Reimbursement of expenses to California Baptist Foundation	422,797

NOTE 3: **RECEIVABLES AND PAYABLES RELATED TO BROKER TRANSACTIONS**

Amounts receivable and payable related to broker transactions at December 31, 2007, consist of the following:

	RECEIVABLE	PAYABLE
Trailer fees	$ 67,736	$ -
Commissions	133,074	2,311,954
	$ 200,810	$ 2,311,954

NOTE 4: **INVESTMENT IN SECURITIES**

Investment in securities as of December 31, 2007, is summarized as follow:

	Cost	Quoted Market Value	Unrealized Loss
Available-for-sale securities			
Common stock	$ 29,520	$ 26,240	$ (3,280)
Bond fund	2,010	2,010	-
	$ 31,530	**$ 28,250**	**$ (3,280)**

The fair value of the investment securities is obtained from a quotation service.

NOTE 5: **DEMAND NOTE**

Demand note at December 31, 2007, consists of the following:

Loan to employee, unsecured note payable in monthly installments of $150 plus interest at 5%, maturing December 2008.	**$ 1,789**

NOTE 6: **LONG-TERM NOTES PAYABLE**

Long-term notes payable at December 31, 2007, consist of the following:

San Joaquin Bank, payable in monthly installments of $14,005, including interest at 7.5%, maturing August 2017. Secured by deed of trust.	$ 1,868,494
California Baptist Foundation, unsecured note, payable in monthly installments of $2,031, including interest at 8.25%, maturing September 2010.	60,042
	$ 1,928,536

NOTE 6: **LONG-TERM NOTES PAYABLE** (Continued)

Annual maturities of long-term debt are the following:

2008	$ 49,077
2009	53,049
2010	51,543
2011	36,175
2012	38,983
Thereafter	1,699,709
	$ 1,928,536

NOTE 7: **OBLIGATION UNDER CAPITAL LEASE**

Included in property and equipment is leased equipment under a capital lease of $17,276, with accumulated amortization of $864, which has been included in depreciation expense. Future minimum lease payments under the lease, together with the present value of the net minimum lease payments as of December 31, 2007, are as follows:

YEAR ENDING DECEMBER 31,		
2008	Minimum lease payment	$ 13,626
	Less amount representing interest	669
	Present value of minimum lease payments	$ 12,957

NOTE 8: **RETIREMENT PLAN**

The company has a 401(k) retirement plan covering all employees who are age 18 or older. The plan allows eligible employees to defer up to 100% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The company matches employee contributions on the first 5% of the employee's deferral.

The employer may make an additional, discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

The total contribution expense for 2007 was $410,812.

NOTE 9: **PROVISION FOR INCOME TAXES (TAX BENEFIT)**

The provision for income taxes (tax benefit) for the year ended December 31, 2007, is as follows:

CURRENT	
Federal	$ (333,105)
California and other states	8,373
	(324,732)
DEFERRED TAX	
Federal	169,000
California	1,000
	170,000
	$ (154,732)

The current federal tax benefit includes $327,733 of refundable income taxes due to the carryback of the 2007 net operating loss.

Deferred tax expense is a result of the following:

	Federal	**California**	**Total**
Depreciation	$ 28,000	$ 1,000	$ 29,000
State tax expense	141,000	-	141,000
	169,000	1,000	170,000
Other comprehensive income	(1,000)	(200)	(1,200)
	$ 168,000	**$ 800**	**$ 168,800**

NOTE 10: **COMMMITMENTS AND CONTINGENCIES**

Litigation

The Company is a defendant in a case filed in the Circuit Court of Camden County, Missouri. The case arose out of an internal dispute between two factions of the Missouri Baptist Convention and concerns which of the two factions controls the Windermere Conference Center. Strongtower Financial, Inc. facilitated a mortgage bond issue to refinance debt owed by the Conference Center. Based on Strongtower Financial, Inc.'s role as seller of the bonds, Strongtower Financial Inc. is among the parties that the plaintiffs seek to enjoin from further action with respect to the bond transaction. Strongtower Financial, Inc. intends to vigorously defend its position. The ultimate outcome of the litigation cannot presently be determined;

NOTE 10: **COMMMITMENTS AND CONTINGENCIES** (continued)

Litigation (continued)

however, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the financial statements.

Operating Leases

The organization leases office space and equipment under operating leases. The operating leases terminate as follow:

Office - 7080 N. Whitney, Fresno, CA	June 30, 2009
Office - 251 S. Randolph Ave., Brea, CA	July 31, 2010
Office - Vancouver, WA	July 31, 2009
Office - 2280 Market St., Riverside, CA	July 31, 2012
Copier Aficio 3228 CSPF	November 30, 2011
Copier Aficio 9000	November 30, 2011
Copier Kyocera Mita, KM-5050	August 31, 2011
Mail machine/postage meter	February 20, 2012
Mail machine/postage meter	August 31, 2012
Foxtrot software	October 31, 2009

Future minimum lease payments are as follow:

YEAR ENDED DECEMBER 31,	OFFICE LEASE	COPIERS	MAIL MACHINE/ POSTAGE METER	SOFTWARE	TOTAL
2008	$ 180,892	$ 17,952	$ 5,520	$ 6,600	$ 210,964
2009	164,749	17,952	5,520	5,500	193,721
2010	121,879	17,952	5,520	-	145,351
2011	89,485	16,832	6,440	-	112,757
2012	60,838	3,008	2,198	-	66,044
	$ 617,843	$ 73,696	$ 25,198	$ 12,100	$ 728,837

Total rent expense for the year ended December 31, 2007, was $134,457.

NOTE 11: **CREDIT RISK**

The company maintains its cash accounts with banks located in Fresno, California. The Federal Deposit Insurance Corporation (FDIC) insures total cash balances up to $100,000 per bank. At December 31, 2007, the company had cash accounts with combined balances of $1,892,585 that were not FDIC insured.

At December 31, 2007, cash and cash equivalents includes funds held at a clearing firm in the amount of $549,419. This account is not insured by the FDIC nor guaranteed by the U.S. government.

NOTE 11: **CREDIT RISK** (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 12: **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the company had net capital of $1,754,196 and a ratio of aggregate indebtedness to net capital of 1.86 to 1.

Moore Grider & Company
Certified Public Accountants

A Partnership Including Accountancy Corporations

Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation
Pamela J. Gallemore, C.P.A., A.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Karl L. Noyes, C.P.A.
Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.
Michael J. Bowers, C.P.A. Accountancy Corporation

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Julie B. Fillmore, C.P.A.
Cory J. Bell, C.P.A.
Carrie M. Wiebe, C.P.A.
Nora E. Buhr, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Retired
Kenneth L. Aldag, C.P.A. Principal

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Strongtower Financial, Inc.
Fresno, California

In planning and performing our audit of the financial statements of Strongtower Financial, Inc., for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens & Company

February 26, 2008

STRONGTOWER FINANCIAL, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net Capital		
Total equity		$ 3,858,247
Nonallowable assets:		
Securities not allowable	(106,156)	
Receivables from non-customers	(1,158,966)	
Prepaid expenses	(376,315)	
Equipment - net of depreciation	(364,479)	
Receivable from affiliate	(37,755)	
		(2,043,671)
Net capital before haircut on securities		1,814,576
Haircut on securities		(60,380)
Net Capital		**1,754,196**
Aggregate Indebtedness		
Items included in statement of financial condition		
Payable to non-customers	402,299	
Accounts payable, accrued liabilities, expenses and other	2,635,381	
Note payable	226,650	
		3,264,330
Computation of Basis of Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness		**217,620**
Minimum dollar requirement		**100,000**
Minimum net capital required based on aggregate indebtedness		**217,620**
Excess Net Capital		**1,536,576**
Ratio: aggregate indebtedness to net capital		1.86 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in company's Part IIA (unaudited) Focus Report		1,841,599
Net audit adjustments:		
Accounts payable - vendors		(1,813)
Prepaid expenses		3,275
Federal deferred tax adjustment		(88,000)
State deferred tax adjustment		(800)
Haircut on securities		(65)
Net Capital, per above		**$ 1,754,196**

STRONGTOWER FINANCIAL, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Note: Strongtower Financial, Inc., is exempt from providing supplementary information regarding the computation of reserve requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2007, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Note: Strongtower Financial, Inc., is exempt from providing supplementary information relating to possession or control requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2007, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE IV

SCHEDULE FOR SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

DECEMBER 31, 2007

END

Note: Strongtower Financial, Inc., is exempt from providing supplementary information related to segregation requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2007, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.